Mail Stop 0308

July 19, 2005


Jeffrey L. Rutherford
Senior Vice President, Chief Financial Officer, Treasurer and
Secretary
Lesco, Inc.
1301 East Ninth Street, Suite 1300
Cleveland, Ohio  44114

      Re: 	Lesco, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005 File No. 0-13147


Dear Mr. Rutherford:

	We have reviewed your response dated July 15, 2005 to our comment letter dated June 16, 2005. We have completed our review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,



Michael Moran
Branch Chief


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Mr. Jeffrey L. Rutherford
Lesco, Inc.
June 16, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE